[Letterhead of Arrow Electronics, Inc.]
January 9, 2009
Mr. Praveen Kartholy
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-0306

Re:	Arrow Electronics, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 8, 2008 Form 10-Q for the quarter ended September 30, 2008 File No. 001-04482
Dear Mr. Kartholy:
Attached please find our response to your correspondence, dated December 31, 2008. As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures. For your convenience, we included your original comment prior to each response.
If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872. You may alternatively contact Michael Sauro, Corporate Controller, at (631) 847-5498, or Peter Brown, General Counsel, at (631) 847-5760.
We look forward to working with you in completion of your review of the above referenced filings.
Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Senior Vice President and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements, page 37
Note 1. Summary of Significant Accounting Policies, page 43
Cost in Excess of Net Assets of Companies Acquired, page 45
1.	Please refer to prior comment 1 and your response thereto. Please tell us why the company did not provide a more detailed discussion of the estimates required to assess fair value in your Critical Accounting Policies on page 33, including the identification of the judgments and uncertainties affecting the application of your policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Management’s Response: In future filings, we will revise our Critical Accounting Policies included in Item 7 to contain the following disclosure:
Cost in Excess of Net Assets of Companies Acquired
As of December 31, 2007, the company recognized $1.78 billion of “Cost in excess of net assets of companies acquired” (“Goodwill”) on its consolidated balance sheet. The company tests goodwill for impairment annually as of the first day of the fourth quarter, and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist, such as (i) a significant adverse change in legal factors or in business climate, (ii) an adverse action or assessment by a regulator, (iii) unanticipated competition, (iv) a loss of key personnel, (v) a more-likely-than-not sale or disposal of all or a significant portion of a reporting unit, (vi) the testing for recoverability of a significant asset group within a reporting unit, or (vii) the recognition of a goodwill impairment loss of a subsidiary that is a component of the reporting unit. In addition, goodwill is required to be tested for impairment after a portion of the goodwill is allocated to a business targeted for disposal.
Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the identification of the reporting units and comparison of the fair value of each of these reporting units to the respective carrying value. The company’s reporting units are defined as global ECS and each of the three regional businesses within the global components business segment, which are North America, EMEASA, and Asia/Pacific. If the carrying value of the reporting unit is less than its fair value, no impairment exists and the second step is not performed. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for the excess.
The company estimates the fair value of a reporting unit using a three-year weighted average multiple of earnings before interest and taxes from comparable companies. The assumptions utilized in the evaluation of the impairment of goodwill, including the identification of reporting units and the selection of comparable companies, are critical accounting estimates subject to change. The impact of a potential impairment on the company’s consolidated balance sheet as well as the company’s consolidated statement of operations could potentially be material. If the company’s business strategies were to significantly change in the future causing it to reevaluate its reporting units or if market conditions were to significantly change in the future causing (i) a change in the selection of comparable companies; (ii) a decline in those comparable companies’ multiple of earnings before interest and taxes; or (iii) a decline in the company’s earnings before interest and taxes, the company may be required to recognize an impairment charge for all, or a portion of the carrying amount of goodwill. For the years ended December 31, 2007, 2006, and 2005, the fair value of each of the reporting units were greater than their respective carrying values and, accordingly, an impairment charge was not required.
If the company were required to recognize an impairment charge, the charge would not impact the company’s consolidated cash flows and would not affect current liquidity and capital resources as the company’s covenants under its existing revolving credit facility, asset securitization program, and other outstanding borrowings would not be impacted by a goodwill impairment charge.
Revenue Recognition, page 47
2.	Please refer to prior comment 2 and your response thereto. While your response states that customer discounts, rebates and returns are not material, we did not note similar disclosure in the notes to the financial statements in your 10-K. Since the company nonetheless provided a brief discussion of the customer discounts, rebates and returns in the notes, we requested additional disclosure of the nature of these items and how you account for and classify them. To the extent that you provide a discussion of these items in the notes to your financial statements, please ensure that the disclosure provides the requested information.

Management’s Response: In future filings, we will revise our disclosure to indicate that customer discounts, rebates, and returns historically were not material. We will not include the brief discussion of customer discounts, rebates, and returns, as indicated in our previous response.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Item 4. Controls and Procedures, page 33
3.	Please refer to prior comment 8 and your response thereto. We notes that your disclosure referred to excluding the acquisitions of LOGIX and Achieva from your “assessment of and conclusion on the effectiveness” of your internal control over financial reporting. As such, the disclosure does not appear to explain whether or not there has been any material change to your internal control over financial reporting due to the acquisitions as required by Item 308(c) of Regulation S-K and Question 3 of Frequently Asked Questions: Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, dated September 24, 2007. In future filings where the disclosure is meant to comply with the above Item 308(c) of Regulation S-K, please ensure that the disclosure includes a discussion of the changes in your internal control over financial reporting.

Management’s Response: In future filings, we will disclose material changes, if any, to the company’s internal control over financial reporting resulting from acquisitions.

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